EXHIBIT 99.1

IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES

Name of Subsidiary Acquiring Common Stock Being Reported On	Classification
Citation Insurance Company – holder of record of 95,000 of the shares of Common Stock being reported on	Insurance Company (IC)

Physicians Insurance Company of Ohio – holder of record of 3,200 of the shares of Common Stock being reported on	Insurance Company (IC)